GOLDMAN, SACHS & CO. 200 West Street New York, NY 10282-2198	DEUTSCHE BANK SECURITIES INC. 60 Wall Street, 4th Floor New York, New York 10005-2836

March 3, 2015

Re:                             MaxPoint Interactive, Inc.

Registration Statement on Form S-1

Registration File No. 333-201833

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 2,150 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period February 24, 2015 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of MaxPoint Interactive, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern time on March 5, 2015, or as soon thereafter as practicable.

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Very truly yours,

By:	GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
	Name:	Matt Leavitt
	Title:	Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Emmanuel DeSousa
	Name:	Emmanuel DeSousa
	Title:	Managing Director

By:	/s/ Stephen Pettigrew
	Name:	Stephen Pettigrew
	Title:	Managing Director

[Signature page to Acceleration Request Letter]